SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN Aços Longos S.A.

Accounting appraisal report of shareholders’ equity based on the accounting books on
December 31, 2010

KPMG Auditores Independentes	Central Tel	55 (11) 2183-3000
R. Dr. Renato Pees de Barros, 33	Fax Nacional	55 (11) 2183-3001
04530-904 -São Paulo. SP - Brasil	Internacional	55 (11) 2183-3034
Caixa Postal 2467	Internet	www.kpmg.com.br
01060-970 -Sao Paulo, SP - Brasil

Accounting appraisal report of shareholders’ equity based on the accounting books

To

Management of

CSN Aços Longos S.A. Volta Redonda – Rio de Janeiro

KPMG Auditores Independentes, a company headquartered in the city of São Paulo at Rua Dr. Renato Paes de Barros, 33, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 57.755.217/0001-29, São Paulo State Regional Accounting Council under no. 2SP014428/O-6 and with secondary registry at the Rio de Janeiro State Regional Accounting Council under no. SP-014428/0-6 F-RJ, with Articles of Incorporation registered at the 2nd Registry of Deeds and Documents of Legal Entities of the city and state of São Paulo under number 23.244 on June 24, 1987, and amendments registered at the 2nd Registry of Deeds and Documents of Legal Entities of the city and state of São Paulo, with the last amendment, dated October 1, 2010, registered on microfilm under number 107.295 on December 3, 2010, herein represented by its undersigned partner, Carla Bellangero, Brazilian citizen, divorced, accountant, bearer of identification document (RG) no. 17.041.698, inscribed in the individual roll of taxpayers (CPF/MF) under no. 101.832.328-79, registered with the São Paulo State Regional Accounting Council under no. 1SP196751/O-4 and with secondary registry at the Rio de Janeiro State Regional Accounting Council under no. SP196751/O-4 S-RJ, resident and domiciled in the city and state of São Paulo, with offices at the same address as the company represented, appointed expert by CSN Aços Longos S.A. (Company) to appraise its net book value on December 31, 2010, in accordance with the accounting practices adopted in Brazil, presents the results of its work.

1- Objective of the appraisal

This report is issued with the objective of calculating, in accordance with the accounting practices adopted in Brazil, the shareholders’ equity of CSN Aços Longos S.A. on December 31, 2010, for the purpose of its merger by Companhia Siderúrgica Nacional, and should not be used for any other purpose.

2 – Scope of the work

The appraisal report of shareholders’ equity is being issued in connection with the audit of the balance sheet with the reference date of December 31, 2010, which was prepared under the responsibility of the Company’s Management.

Our audit was conducted in accordance with the Rules for the Independent Audit of Financial Statements applicable in Brazil, and included, among other procedures: (a) the planning of the work, considering the relevance of the balances, the volume of transactions and the Company’s internal accounting and control systems; (b) the confirmation, based on tests, of the evidence and records that support the values presented; and (c) the valuation of the representative accounting practices and estimates adopted by the Company’s Management.

3 – Result of the appraisal

Based on the works conducted, we conclude that the value of the goods, rights and liabilities of the Company’s shareholders’ equity on December 31, 2010, summarized in Appendix I, is two hundred and sixty-four million, three hundred and sixteen thousand, seven hundred and fifty-eight reais and seventy-nine centavos (R$ 264,316,758.79). The net book value, as indicated in Appendix I, is registered in the accounting books, in accordance with the accounting practices adopted in Brazil.

In addition, in accordance with the requirements of the Securities and Exchange Commission of Brazil, we declare that:

(a)  in accordance with the professional rules established by the Federal Accounting Council, we do not have any conflict of interest, either direct or indirect, neither are there any circumstances that represent conflicts of interest regarding the services provided by us and described above; and

(b)   We are not aware of any actions taken by the controlling shareholder or management of the Company to manipulate, limit, hinder or practice any acts that affected or could have affected the access, use or knowledge of the information, assets, documents or work methodologies that are relevant to the quality of the respective conclusions.

São Paulo, January 11, 2011

KPMG Auditores Independentes
CRC SP-014428/0-6 F-RJ

Carla Bellangero

Accountant - CRC SP-196751/0-4 S-RJ

Appendix I

Net book value of the items on the balance sheet
on December 31, 2010
(amounts in Brazilian real)

Assets	Accounting Balance
Current
Cash and cash equivalents	35,601.16
Cash advances	61,617.38
Taxes recoverable	20,249,625.07
Inventories	322,933.63

Noncurrent
Judicial deposits	19,000.00
Taxes recoverable	4,114,218.80
Property, Plant and	505,030,326.97
Equipment
529,833,323.01
A – Total assets
Accounting Balance
Liabilities
Current	7,463,537.43
Suppliers	159,202.63
Salaries and social contributions	654,707.24
Taxes payable	2,100.00
Other liabilities
Advance for future capital increase	257,237,016.92

B – Total liabilities	265,516,56422

Net book value (A-B)	(A - B)

João Lauriano Bernardo

General Accounting Manager
CRC/SP - 1SP123598/0-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.